

July 14, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:      Themes ETF Trust
       Issuer CIK:     0001976322
       Issuer File Number:   333-271700 / 811-2387
       Form Type:   8-A12B
       Filing Date:   July 14, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Themes China Generative Artificial Intelligence ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications